January 16, 2013

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re: Haemonetics Corporation
Form 10-K for the fiscal year ended March 31, 2012
Filed May 22, 2012
Response dated November 29, 2012
File No. 001-14041

Dear Mr. Mancuso,

Please find our responses to the questions contained in your letter dated December 14, 2012 below. We have aligned our responses with the numbering of your December 14, 2012 letter.

Significance of Customers, Page 7

Question 1:

Please expand your response to prior comment 1 to tell us how you intend to have your disclosure for your fiscal year ended March 31, 2012 comply with Regulation S-K Item 101(c)(1)(vii). That Item provides that the name of any customer shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of your consolidated revenues and the loss of the customer would have a material adverse effect on you and your subsidiaries taken as a whole. We note that your risk factor related to this customer on page 11 of your Form 10-K. In this regard, please note that that disclosure required by Regulation S-K generally is not an appropriate subject for confidential treatment. For guidance, please refer to section II.B.2 of Division of Corporation Finance Staff Legal Bulletin No. 1 (February 28, 1997) available on the Commission's web site.

Response 1:

As you note, Regulation S-K 101(c) (1) (vii) contains a two part test for determining whether the name of a customer should be disclosed. Disclosure is required if (a) sales to the customer by one or more segments are made in an aggregate amount equal to 10% or more of the registrant's consolidated revenues and (b) the loss of the customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. When reviewing the determination as of March 31, 2012, we concluded that while the first criterion is satisfied, the second is not, due to the likely pace at which any such loss would occur.

A loss of Customer B's business, which is governed by a long term contract would by necessity be gradual. Such a change would involve fundamental changes in Customer B's operations, including the replacement of over 4,900 Haemonetics owned collection devices and used by Customer B in conjunction with our single use consumable products to collect blood components. In addition Customer B would have to revise and validate standard operating procedures and retrain collection staff in over 120 individual collection sites that operate Haemonetics equipment around the world.

Question 2:

We note your response to prior comment 5. Please include with your response to this letter the complete copy of your articles of incorporation that you plan to file with your next Form 10-Q.

Response 2:

Attached are the articles of incorporation that we will file with our next Form 10-Q.

Question 3

Please expand your response to prior comment 6 to show us your 15% calculation. If you omit any of the potential consideration to be paid from your calculation or do not use the net fixed assets figure shown in your financial statements, please tell us the authority on which you rely. Also, please address the requirements of Regulation S-K Item 601(b)(2). In this regard, we note that you highlight the acquisition on the first page of your 10-K and that your CEO indicated in your April 30, 2012 conference call that the agreement is important to your “leadership position in blood management.” Because the agreement is not filed, it is unclear how investors will know significant terms such as the rights and remedies of the parties, particularly given the issues you announced in September.

Response 3

The calculation of 15% is as follows:

Consideration payable to Hemerus, LLC              $ 27,000,000
Total net tangible and intangible non-current assets        $373,264,000
Percentage of consideration to total net assets above     7%

The purchase price consideration that is payable is less than 15% of the net assets as of March 31, 2012. In presenting this calculation, we note that under the terms of the agreement we are not assuming any indebtedness and the assets to be purchased are both tangible and intangible in nature. As noted in our Form 10-K we also agreed to pay a royalty on future sales of products that incorporate the technology we would acquire with this acquisition.

In complying with Item 601(b)(2) of Regulation S-K, we have made our materiality determination by considering the guidance in Regulation S-X Rule 1-02(w) and evaluating the qualitative materiality of the transaction.

In examining the qualitative materiality, we concluded our agreement to purchase Hemerus' business assets is neither a material plan of acquisition for purposes of Regulation S-K Item 601(b)(2) nor a material contract under Regulation S-K(b)(10)(i). As you noted, we have discussed the Hemerus acquisition on several occasions in the context of the acquisition of the business assets of the whole blood, collection, filtration and processing product lines of Pall Corporation for $525 million and the achievement of our long standing strategic objective to enter the whole blood business. Hemerus' primary product, an improved preservative solution for the storage of red cells called SOLX, is for use primarily in whole blood collection and is therefore only of importance in the context of the Pall acquisition. The discussion of Hemerus is primarily designed to disclose one of three types of activities in which we are engaged to provide a differentiated product offering to whole blood customers. In addition to acquisitions, these initiatives include the organic development of an automated whole blood collection device and advanced mobile software focused on the paperless collection of data related to whole blood collections.

As a result, we concluded that the plan of acquisition for Hemerus was not material and so did not require filing of the agreement/contract as an exhibit in accordance with Regulation S-K Items 601(b)(2) or 601(b)(10)(i).

We trust that the foregoing has been responsive to your comments.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher Lindop
Chief Financial Officer and Vice President of Business Development